SANTA MONICA PARTNERS, L.P.

1865 PALMER AVENUE
LARCHMONT, NY 10538

914.833.0875 ~ FAX: 914.833.1068
WWW.SMPLP.COM

LAWRENCE J. GOLDSTEIN
GENERAL PARTNER

EMAIL: ljgoldstein@bloomberg.net

December 15, 2003

Mr. Ron J. Sidman
Chairman of the Board, Chief Executive Officer, and President
The First Years Inc
One Kiddie Drive
Avon Massachusetts 02322-1171

Dear Ron:

I made a suggestion. The board rejected it. When I asked why neither you nor John Beals, who telephoned me at your request to "discuss it", could provide a reason for doing so

Will you explain this please?

Why did you choose to ignore our suggestion to *pay the dividend in the opening days of 2004 instead of late In December 2003 so as to save taxpaying shareholders from having to pay income taxes in April 2003*, while at the same time enabling the Company to earn some additional interest income?

Why did you not consider our suggestion a very desirable and sound financial policy and a win win strategy for both The First Years shareholders and the Company?

Again, I ask you Ron, and the Board of Directors; what exactly was it that convinced you to pay the dividend December 15th and not delay it until January 5, 2004?

Warmly,

Larry

Lawrence J. Goldstein

LJG/es

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